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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of August 2006
                        Commission File Number: 001-32229

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                             HOMEX DEVELOPMENT CORP.
                 (Translation of registrant's name into English)

                            Andador Javier Mina 891-B
                             Colonia Centro Sinaloa
                         80200 Culiacan, Sinaloa, Mexico
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                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [X]             Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes [ ]                   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. regarding the Company's change of its independent auditors effective August 15, 2006. Attached hereto is a copy of the press release dated August 18, 2006.

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              HOMEX ANNOUNCES THE CHANGE OF ITS EXTERNAL AUDIT FIRM

        CULIACAN, Mexico, Aug. 18 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A.B. de C.V. (NYSE: HXM) (BMV: HOMEX) (Homex or the Company), today announced the change of its independent auditors effective August 15, 2006. The change is in accordance with its ordinary and customary policies and following business best practices that recommend periodic rotation of a company's independent auditors. Mancera, S.C., a member firm of Ernst & Young Global, will replace Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tomassu, as the Company's independent accountants, who may continue to provide professional services to Homex but such services will not involve auditing its consolidated financial statements covering periods subsequent to December 31, 2005.

        About Homex
        Desarrolladora Homex, S.A.B. de C.V. (NYSE: HXM) (BMV: HOMEX) is a leading, vertically integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest home builder in Mexico, based on revenues, number of homes sold and net income. For additional corporate information, please visit the Company's web site at: http://www.homex.com.mx .

SOURCE  Desarrolladora Homex, S.A. de C.V.
    -0-                             08/18/2006
    /CONTACT: Investors, Carlos J. Moctezuma, Head of Investor Relations, Homex, +011-5266-7758-5838, or cmoctezuma@homex.com.mx, or investor.relations@homex.com.mx /
    /First Call Analyst: /
    /FCMN Contact: lpuffer@hfgcg.com /
    /Web site:  http://www.homex.com.mx /
    (HXM)

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                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                HOMEX DEVELOPMENT CORP.

                                                By:    /s/ Mario Gonzalez
                                                       -------------------------
                                                Name:  Mario Gonzalez
                                                Title: Chief Financial Officer

Date: August 18, 2006